Exhibit 10.3

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made as of May 11, 2016 (the “Effective Date”) by and between Voyager Therapeutics, Inc. (the “Company”) and Dinah Sah (the “Executive”). Except with respect to the Executive’s Confidentiality, Noncompetition and Assignment Agreement with the Company (the “Employee Agreement”) between the Company and the Executive, the Company’s 2014 Stock Option and Grant Plan and any applicable stock option and/or restricted stock agreements with the Company with respect to equity grants held by the Executive (collectively, the “Equity Documents,”) this Agreement supersedes, amends and restates in all respects all prior agreements and understandings between the Executive and the Company regarding the subject matter herein, including without limitation the March 14, 2014 offer letter provided to the Executive by the Company (the “Prior Offer Letter”).

1. Employment.  The Company and the Executive desire that their employment relationship be governed by this Agreement commencing as of the Effective Date and continuing in effect until terminated by either party in accordance with this Agreement. At all times, the Executive’s employment with the Company will continue to be “at-will,” meaning that the Executive’s employment may be terminated by the Company or the Executive at any time and for any reason, subject to the terms of this Agreement.

2. Duties.   The Executive will continue to serve as the Senior Vice President, Neuroscience of the Company and will have such powers and duties as may from time to time be prescribed by the Company’s President and Chief Executive Officer (the “CEO”).  The Executive shall devote the Executive’s full working time and efforts to the business and affairs of the Company and not engage in any other business activities without prior written approval by the Board of Directors (the “Board”) and provided that such activities do not create a conflict of interest or otherwise interfere with the Executive’s performance of the Executive’s duties to the Company.  Notwithstanding the foregoing, the Executive may serve (i) as Co-Executive Director, Carribean Science Foundation, (ii) with Carribean Diaspora for Science, Technology and Innovation and/or (iii) in religious, charitable or other community activities as long as such services and activities do not do not create a conflict of interest or otherwise interfere with the Executive’s performance of the Executive’s duties to the Company.

3. Compensation and Related Matters.

(a) Base Salary.  The Executive’s annual base salary is $330,750, which is subject to review and redetermination by the Company from time to time. The annual base salary in effect at any given time is referred to herein as “Base Salary.” The Base Salary will be payable in a manner that is consistent with the Company’s usual payroll practices for senior executives.

(b) Bonus.  The Executive is eligible to participate in the Company’s Senior Executive Cash Incentive Bonus Plan, as approved by the Board or its Compensation Committee from time to time.  The terms of the Incentive Bonus Plan shall be established and altered by the Board or its Compensation Committee in its or their sole discretion.  To earn any bonus, the Executive must be employed by the Company on the day such bonus is paid.  Both parties acknowledge and agree that any Bonus is not intended and shall not be deemed a “wage” under any state or federal wage-hour law.
(c) Equity. The Executive’s rights in and eligibility for restricted stock and stock options (as applicable) will continue to be governed by the applicable Equity Documents.

(d) Employee Benefits.  The Executive will be entitled to continue to participate in the Company’s employee benefit plans, subject to the terms and the conditions of such plans and to the Company’s ability to amend and modify such plans.    The benefits made available by the Company, and the rules, terms, and conditions for participation in such benefit plans, may be changed by the Company at any time and from time to time without advance notice and without recourse by Executive.

(e) Reimbursement of Business Expenses.  The Company shall reimburse the Executive for travel, entertainment, business development and other expenses reasonably and necessarily incurred by the Executive in connection with the Company’s business.  Expense reimbursement shall be subject to such policies the Company may adopt from time to time, included with respect to pre-approval.

4. Certain Definitions.

(a) “Cause” means: (i) conduct by the Executive constituting a material act of misconduct in connection with the performance of the Executive’s duties, including, without limitation, misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (ii) the commission by the Executive of (A) any felony; or (B) a misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) any conduct by the Executive that would reasonably be expected to result in material injury or reputational harm to the Company or any of its subsidiaries and affiliates if the Executive were retained in the Executive’s position but providing that the Company reasonably determines that such conduct is capable of being  cured, only after receipt of written notice by Company reasonably describing such conduct and Executive fails to cease such conduct within fifteen (15) days of receipt of said written notice; (iv) continued non-performance by the Executive of the Executive’s responsibilities hereunder (other than by reason of the Executive’s physical or mental illness, incapacity or disability) but providing that the Company reasonably determines that such conduct is capable of being cured, only after receipt of written notice by Company reasonably describing such non-performance and Executive fails to cure such non-performance within fifteen (15) days of receipt of said written notice; (v) a breach by the Executive of any confidentiality or restrictive covenant obligations to the Company, including under the Employee Agreement; (vi) a material violation by the Executive of any of the Company’s written employment policies; or (vii) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

(b) “Disabled” means the Executive is unable to perform the essential functions of the Executive’s then existing position or positions (or is expected, based on a reasonable degree of medical certainty, to be unable to perform such functions) with or without reasonable accommodation.

(c) “Good Reason” means that the Executive has complied with the “Good Reason Process” (hereinafter defined) following the occurrence of any of the following events without the Executive’s consent: (A) a material diminution in the Executive’s responsibilities, authority or duties; (B) a material diminution in the Executive’s Base Salary except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company; or (C) the relocation of the Executive’s principal place of business more than fifty (50) miles; or (D) the material breach of this Agreement by the Company. “Good Reason Process” means that (i) the Executive reasonably determines in good faith that a “Good Reason” condition has occurred; (ii) the Executive notifies the Company in writing of the first occurrence of the Good Reason condition within 60 days of the first occurrence of such condition; (iii) the Executive cooperates in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the Executive terminates the Executive’s employment within 60 days after the end of the Cure Period.  If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

(d) “Sale Event” means the consummation of (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the surviving or resulting entity (or its ultimate parent, if applicable), (iii) the acquisition of all or a majority of the outstanding voting stock of the Company in a single transaction or a series of related transactions by a Person or group of Persons, (iv) a Deemed Liquidation Event (as defined in the Company’s Certificate of Incorporation (as may be amended, restated or otherwise modified from time to time)), or (v) any other acquisition of the business of the Company, as determined by the Board; provided, however, that the Company’s Initial Public Offering, any subsequent public offering or another capital raising event, or a merger effected solely to change the Company’s domicile shall not constitute a “Sale Event.”  Notwithstanding the foregoing, where required to avoid extra taxation under Section 409A of the Internal Revenue Code, a Sale Event must also satisfy the requirements of Treas. Reg. Section 1.409A-3(a)(5).

(e) “Sale Event Period” means the period ending twelve (12) months following the consummation of a Sale Event.

(f) “Terminating Event” means termination of the Executive’s employment by the Company without Cause or by the Executive for Good Reason.  A Terminating Event does not include: (i) the termination of the Executive’s employment due to the Executive’s death or a determination that the Executive is Disabled; (ii) the Executive’s resignation for any reason other than Good Reason, or (iii) the Company’s termination of the Executive’s employment for Cause.

5. Compensation In Connection with a Termination for any Reason.  If the Executive’s employment with the Company is terminated for any reason, the Company shall pay or provide to the Executive (or to the Executive’s authorized representative or estate) any earned but unpaid base salary, unpaid expense reimbursements and accrued but unused vacation.

6. Severance and Accelerated Vesting if a Terminating Event Occurs within the Sale Event Period.  In the event a Terminating Event occurs within the Sale Event Period, subject to the Executive signing and complying with a separation agreement in a form and manner satisfactory to the Company containing, among other provisions, a general release of claims in favor of the Company and related persons and entities, confidentiality, return of property and non-disparagement and reaffirmation of the Employee Agreement (the “Separation Agreement and Release”) and the Separation Agreement and Release becoming irrevocable, all within 60 days after the Date of Termination, the following shall occur:

(a) the Company shall pay to the Executive an amount equal to the sum of 12 months the Executive’s Base Salary in effect immediately prior to the Terminating Event (or the Executive’s Base Salary in effect immediately prior to the Sale Event, if higher);

(b) the Company shall pay to the Executive an amount equal to 100% of the prorata annual bonus target for the current year, based on the Date of Termination.

(c) if the Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then subject to the Executive’s copayment of premium amounts at the active employees’ rate, the Company shall pay the remainder of the premiums for the Executive’s participation in the Company’s group health plans for 12 months or the Executive’s COBRA health continuation period, whichever ends earlier; and

(d) 100% of all time-based equity awards held by the Executive shall immediately accelerate and become fully exercisable or nonforfeitable as of the Date of Termination.

Notwithstanding the foregoing, if the Executive’s employment is terminated in connection with a Sale Event and the Executive immediately becomes reemployed by any direct or indirect successor to the business or assets of the Company, the termination of the Executive’s employment upon the Sale Event shall not be considered a termination without Cause for purposes of this Agreement.

The amounts payable under Sections 6(a), 6(b) and 6(c) shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over 12 months commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the severance shall begin to be paid in the second calendar year by the last day of such 60-day period; provided further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination.  Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

7. Severance if a Terminating Event Occurs Outside the Sale Event Period.  In the event a Terminating Event occurs at any time other than during the Sale Event Period, subject to the Executive signing the Separation Agreement and Release and the Separation Agreement and Release becoming irrevocable, all within 60 days after the Date of Termination, the following shall occur:

(a) the Company shall pay to the Executive an amount equal to the sum of 12 months of the Executive’s annual Base Salary in effect immediately prior to the Terminating Event; and
(b) the Company shall pay to the Executive an amount equal to 100% of the prorata annual bonus target for the current year, based on the Date of Termination and

(c) if the Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then subject to the Executive’s copayment of premium amounts at the active employees’ rate, the Company shall pay the remainder of the premiums for the Executive’s participation in the Company’s group health plans for 12 months or the Executive’s COBRA health continuation period, whichever ends earlier.

The amounts payable under Section 7(a),7(b) and 7(c) shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over 12 months commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the severance shall begin to be paid in the second calendar year by the last day of such 60-day period; provided further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination.  Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

8. Employee Agreement.  The terms of the Employee Agreement between the Company and the Executive, attached hereto as Exhibit A, continue to be in full force and effect and are incorporated by reference in this Agreement.  The Executive hereby reaffirms the terms of the Employee Agreement as a material term of this Agreement.

9. Additional Limitation.

(a) Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in the Executive receiving a higher After Tax Amount (as defined below) than the Executive would receive if the Aggregate Payments were not subject to such reduction.  In such event, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code:  (i) cash payments not subject to Section 409A of the Code; (ii) cash payments subject to Section 409A of the Code; (iii) equity-based payments and acceleration; and (iv) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c).

(b) For purposes of this Section, the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the Aggregate Payments.  For purposes of determining the After Tax Amount, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to this Section shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive.  Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

10. Section 409A.

(a) Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s “separation from service” within the meaning of Section 409A of the Code, the Company determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement on account of the Executive’s separation from service would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (i) six months and one day after the Executive’s separation from service, or (ii) the Executive’s death.

(b) The parties intend that this Agreement will be administered in accordance with Section 409A of the Code.  To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code.  The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(c) All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement.  All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred.  The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year.  Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(d) To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.”  The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(e) The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

11. Taxes.  All forms of compensation referred to in this Agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.  The Executive hereby acknowledges that the Company does not have a duty to design its compensation policies in a manner that minimizes tax liabilities.

12. Notice and Date of Termination.

(a) Notice of Termination.  The Executive’s employment with the Company may be terminated by the Company or the Executive at any time and for any reason.  Any termination of the Executive’s employment (other than by reason of death) shall be communicated by written Notice of Termination from one party hereto to the other party hereto in accordance with this Section.  For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(b) Date of Termination.  “Date of Termination” shall mean: (i) if the Executive’s employment is terminated by the Executive’s death, the date of the Executive’s death; (ii) if the Executive’s employment is terminated on account of Executive’s Disability or by the Company for Cause or without Cause, the date on which Notice of Termination is given; (iii) if the Executive’s employment is terminated by the Executive for any reason except for

Good Reason, 30 days after the date on which a Notice of Termination is given, and (iv) if the Executive’s employment is terminated by the Executive with Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period.  Notwithstanding the foregoing, in the event that the Executive gives a Notice of Termination to the Company, the Company may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement.

13. Litigation and Regulatory Cooperation.  During and after the Executive’s employment, and at all times, so long as there is not a significant conflict with the Executive’s then employment, the Executive shall cooperate reasonably with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while the Executive was employed by the Company.  The Executive’s reasonable cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times.  During and after the Executive’s employment, the Executive also shall cooperate reasonably with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Company.  The Company shall reimburse the Executive for any reasonable out of pocket expenses incurred in connection with the Executive’s performance of obligations pursuant to this Section.

14. Relief.  If the Executive breaches, or proposes to breach, any portion of this Agreement, including the Employee Agreement, or, if applicable, the Separation Agreement and Release, the Company shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach, and, if applicable, the Company shall have the right to suspend or terminate the payments, benefits and/or accelerated vesting, as applicable.  Such suspension or termination shall not limit the Company’s other options with respect to relief for such breach and shall not relieve the Executive of duties under this Agreement, the Employee Agreement or the Separation Agreement and Release.

15. Governing Law; Consent to Jurisdiction; Forum Selection.  The resolution of any disputes as to the meaning, effect, performance or validity of this Employment Agreement, the Employee Agreement, or arising out of, related to, or in any way connected with the Executive’s employment with the Company any other relationship between the Executive and the Company (“Disputes”) will be governed by the law of the Commonwealth of Massachusetts, excluding laws relating to conflicts or choice of law.  The Executive and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the Commonwealth of Massachusetts in connection with any Dispute or any claim related to any Dispute and agree that any claims or legal action shall be commenced and maintained solely in a state or federal court located in the Commonwealth of Massachusetts.

16. Integration.  This Agreement constitutes the entire agreement between the parties with respect to compensation, severance pay, benefits and accelerated vesting and supersedes in all respects all prior agreements between the parties concerning such subject matter, including without limitation any prior offer letter or employment agreement relating to the Executive’s employment relationship with the Company, including the Prior Offer Letter.  Notwithstanding the foregoing, the Employee Agreement, the Equity Documents, and any other agreement or obligation relating to confidentiality, noncompetition, nonsolicitation or assignment of inventions shall not be superseded by this Agreement, and the Executive acknowledges and agrees that any such agreements and obligations remain in full force and effect.

17. Enforceability.  If any portion or provision of this Agreement (including, without limitation, any portion or provision of any Section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

18. Waiver.  No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party.  The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

19. Notices.  Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and (i) sent by email to the email address used by the CEO or by the Executive (as applicable) in their usual course of business; (ii) delivered by hand; (iii) sent by a nationally recognized overnight courier service or (iv) sent by registered or certified mail, postage prepaid, return receipt requested, in each case ((iii) and (iv)) to the Executive at the last address the Executive has filed in writing with the Company, or (as applicable) to the Company at its main office, attention of the CEO.

20. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

21. Assignment and Transfer by the Company; Successors.  The Company shall have the right to assign and/or transfer this Agreement to any entity or person, including without limitation the Company’s parents, subsidiaries, other affiliates, successors, and acquirers of Company stock or other assets.  The Executive hereby expressly consents to such assignment and/or transfer.  This Agreement shall inure to the benefit of and be enforceable by the Company’s assigns, successors, acquirers and transferees.

22. Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date and year first above written.

VOYAGER THERAPEUTICS, INC.

By:/s/ Steven M. Paul

Name:Steven M. Paul, M.D.

Title: President & Chief Executive Officer

EXECUTIVE:

/s/ Dinah Sah

Dinah Sah

EXHIBIT A

Executed Employee Agreement

Confidentiality, Non-Competition and Assignment Agreement, signed 6/9/2015 provided a separate document attachment to this agreement.